vtech

VTech Holdings Ltd 偉易達集團
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)



Growth with Innovation

2004/2005
Interim Report。中期報告書

for the six months ended 30th September 2004
截至二零零四年九月三十日止六個月









BOARD OF DIRECTORS

Executive Directors

Allan WONG Chi Yun
Chairman and Group Chief Executive Officer

Albert LEE Wai Kuen
Deputy Chairman

Independent Non-executive Directors

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

BOARD OF MANAGEMENT

Allan WONG Chi Yun
Albert LEE Wai Kuen
Edwin YING Lin Kwan
Andy LEUNG Hon Kwong
Grant WONG Wah Shun

AUDIT COMMITTEE

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

REMUNERATION COMMITTEE

William FUNG Kwok Lun
Michael TIEN Puk Sun

COMPANY SECRETARY

CHANG Yu Wai

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM11
Bermuda

PRINCIPAL OFFICE

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking
Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

AUDITORS

KPMG
Certified Public Accountants
Hong Kong

PRINCIPAL REGISTRAR

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

UK BRANCH REGISTRAR

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU
DX91750
Beckenham West
United Kingdom

HONG KONG BRANCH REGISTRAR

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
101 Barclay Street
22nd Floor West
New York
N.Y. 10286
U.S.A.

FINANCIAL REVIEW

Group Results

Group revenue for the six-month period ended 30th September 2004 increased by 13.1% to US$457.1 million. All of the Group's businesses recorded an increase in revenue. In particular, the electronic learning products business recorded a 66.8% increase, following the success of its revamped product line, especially the well-received TV Learning System, V.Smile. The contract manufacturing services business benefited from the recovery of the global economy. More orders were received, resulting in a 20.6% growth in revenue. Although the telecommunication products business faced keen competition in the North American market, it recorded a slight increase in revenue for the six months, buoyed by growth in the European market.

For the six-month period ended 30th September 2004, 66.5% of the Group's revenue came from the telecommunication products business; 20.8% from the electronic learning products business and 12.7% from the contract manufacturing services business. Geographically, North America accounted for 65.5% of the Group's revenue while the European and Asia Pacific markets accounted for 27.0% and 4.9% respectively.

The gross profit of the Group rose marginally to US$133.5 million from US$131.6 million in the corresponding period in last financial year. However, the gross profit margin for the first half of the financial year 2005 was 29.2% against 32.6% in the corresponding prior period.

The decline was mainly due to severe competition in the cordless phone market in North America. Although there was a marginal growth in sales volume at the telecommunication products business due to its good performance in the European expected price erosion eroded the profitability. At the same time, the tight component supply early in the current financial year reduced the level of cost savings. The underperformance of a major customer that resulted in cancellation of orders also affected profitability. The success of V.Smile has helped the electronic learning products business gradually to regain shelf-space for VTech products in North America and buoyed Group profits in the first half of financial year 2005.

Profit attributable to shareholders for the six-month period ended 30th September 2004 declined by 51.1% to US$8.5 million, as compared with the US$17.4 million recorded in the same period of the financial year 2004. There was a non-recurring receipt of US$3.3 million arising from settlement of certain indemnification claims during the first half of the financial year 2005.

In the financial year 2004, the electronic learning products business focused on implementing cost rationalisation initiatives while in the financial year 2005, it targeted growth. Hence, selling and distribution costs rose as the sales of electronic learning products increased. Concurrent with the launch of V.Smile, the electronic learning products business launched comprehensive advertising and promotional campaigns that also contributed to the increase in selling and distribution costs.

During the period, the Group disposed of the Mexican factory and entities that were acquired in 2000, as part of Lucent's Wired Consumer Phones Business. The Group realised a gain of US$1.8 million from these transactions.

For the first half of the financial year 2005, the Group spent US$20.0 million on research and development, which represented 4.4% of Group revenue. The Group will continue operating expenses in order to retain a lean operating structure.

Dividend

In view of the Group's performance, the Board of Directors has declared an interim dividend of US1.0 cent per ordinary share.

Liquidity and Financial Resources

The Group's financial resources continued to be strong. As at 30th September 2004, the Group had cash on hand of US$60.8 million. As at 30th September 2004, the Group was almost debt-free, with only an insignificant amount of outstanding borrowings. The borrowings are wholly repayable within five years with a majority falling due within one year, bear a fixed interest rate and are secured against certain equipment of the Group. The borrowings are denominated in Euros and United States dollars. The Group has adequate liquidity to meet its future working capital requirements.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposures to fluctuations in foreign currency exchange arising from the Group's global operations and interest rates on its interest bearing loans. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts were used to hedge against major exposures.

Working Capital

The level of stock and trade debtors as at 30th September 2004 increased substantially as compared to the position as at 31st March 2004. The position is considered healthy after taking into the account the seasonality of the Group's businesses. The turnover days for stock and trade debtors for the current period are 115 days and 62 days respectively, compared to 112 days and 61 days in the corresponding

REVIEW OF OPERATIONS

Telecommunication Products

The telecommunication products business faced tremendous challenges during the first half of the financial year 2005. Although revenue rose slightly by 1.7% to US$304.0 million, profitability was adversely affected by a number of factors.

The cordless phone market in North America experienced keen competition during the first half of the financial year 2005, with softer-than-expected demand causing faster-than-expected price erosion. In addition, the underperformance of one of VTech's key customers resulted in a cancellation of orders due to its high inventory level. Our ability to compete was also affected by the unsatisfactory product mix. Consequently, although VTech was able to maintain a similar level of sales volumes in North America during the first half, the business was unable to achieve the same level of revenue in this region. The North American sales declined by 10.7% to US$251.4 million as compared with the same period last year, accounting for 82.7% of total telecommunication products revenue.



Compounding these problems was a rise in the cost of raw materials, notably plastics, from the mobile telecommunications sector was strong during the first half of the calendar year 2004. This resulted in pressure on margins as the business was unable to achieve a similar level of savings as in the same period last year.





The Group moved to address these issues by streamlining operations, increasing manufacturing efficiency, reorganising management and developing new products to fill the gaps in the range. The sales operation was reorganised to ensure more profitable management of customer accounts, through improving the product mix and pricing strategies. General administrative overheads were also reduced. In November 2004, Mr. James C. Kralik, CEO of the telecommunication products business, left VTech to pursue personal interest. Being the Group CEO, Mr. Allan Wong continues to lead the business.

Outside the North American market, the business made good progress in Europe. Sales from this region rose strongly by approximately 1.7 times/168.0% to US$40.2 million, as we added new customers while working to increase sales to the existing customer base of major fixed-line telephone operators. European sales accounted for 13.2% of total telecommunication products revenue for the first six months, up from 5.0% in the first half of the financial year 2004.

TELECOMMUNICATION PRODUCTS REVENUE BY REGION



for the six months ended 30th September 2004

	%	US$ million
North America	82.7	251.4
Europe	13.2	40.2
Asia Pacific	1.3	3.9
Others	2.8	8.5

Electronic Learning Products

The electronic learning products business continued its strong recovery during the first six months of the financial year 2005. Revenue rebounded sharply by 66.8% to US$95.1 million and profit also showed a robust increase.



The first half of the financial year 2005 marked an important milestone for the electronic learning products business. Its newly launched TV learning system, V.Smile hit the shelves at the end of June 2004, receiving an enthusiastic reception from both retailers and consumers. V.Smile uses a video-game format and specially designed console and joystick controller to combine a high degree of entertainment and education. It targets the 3-7 year old category of pre-school children.

The hardware is backed by well-designed software cartridges that utilise well-known cartoon characters such as Winnie-the-Pooh, Spiderman, Care Bears and Scooby-Doo, for which VTech has entered into licensing arrangements with Disney, Marvel, American Greetings and Warner Brothers. V.Smile is the only product of its kind in the market currently and has filled a gap that retailers and licensors are eager to address.

Sales of V.Smile consoles during the first three months since delivery have far exceeded the Group's forecasts. The initial ratio of game "Smartridges" to consoles is also higher than anticipated, suggesting strong potential for recurring profit for the business.



V.Smile has gained numerous awards in the toy and educational categories, from the United States, UK, Germany, France and the Netherlands. These endorsements have helped sales, which were further supported by well-planned and targeted TV and print media campaigns, as well as attractive and informative point-of-sale displays.

The success of V.Smile and the strength of the marketing effort have helped the electronic learning products business to regain lost shelf-space gradually among retailers in North America and win higher brand awareness among consumers. This has had a positive impact on the entire revamped product line, including traditional infant and pre-school products with and without licensed characters, all of which sold well during the first half of the financial year 2005 in North America and Europe.

Sales in North America rebounded sharply by close to 1.3 times/129.4% to US$31.2 million during the period, while sales in Europe grew strongly by 40.3% to US$56.1 million and we maintained our leadership position in the region.

Outside its major markets, VTech made further progress in developing those elsewhere, including mainland China, where the Group now has distribution for its electronic learning products in more than 20 cities across the country. During the first half of the financial year 2005, VTech received an award for "Outstanding Toy Enterprise in China" from the China Toy Association in recognition of its achievements and contributions to the toy industry.



ELECTRONIC LEARNING PRODUCTS REVENUE BY REGION

for the six months ended 30th September 2004

	%	US$ million
North America	32.8	31.2
Europe	59.0	56.1
Asia Pacific	5.3	5.0
Others	2.9	2.8
Total	100.0	95.1

Contract Manufacturing Services

The contract manufacturing services business recorded a 20.6% increase in revenue in the first half of the financial year 2005 to US$58.0 million. The profitability of the business was stable.

The marked growth in revenue was driven by two factors. The recovery of the global electronic manufacturing services (EMS) market, which for the first six months of the financial year 2005 grew by 12.0%, increased end market demand for products offered by our existing contract manufacturing customers. In addition, VTech was successful in winning business from these customers away from competing manufacturers, demonstrating the Group's success in providing high quality and flexible services.

These attributes also enabled the contract manufacturing services business to gain two important supplier awards during the period, including a first time award from Soundcraft, a UK maker of professional audio equipment.

Growth was especially strong from Europe and Japan, markets which accounted for 46.7% and 20.0% of total contract manufacturing services revenue for the first half of the financial year 2005, with North America's share declining slightly to 29.1%. By product category, switching mode power supplies and professional audio equipment accounted for 32.2% and 26.0% of total contract manufacturing services revenue respectively, followed by home appliances at 18.3% and wireless products at 12.1%.


VTECH - CMS Division
This plaque is presented to Vtech CMS division in recognition of the commitment and dedication shown by Vtech staff, which has ensured continued delivery of a reliable quality product during the past 5 years
1999 - 2004
Bromcom
Bromcom Computers Plc

VTech was also successful in maintaining stable profit at the contract manufacturing services business in the face of pressures on margins. The tight supply of electronic components and the rise in the price of oil led to an increase in the cost of raw materials during the first half of the financial year 2005, while customers have continued to seek cost reductions. Our ability to leverage the Group's purchasing power, together with the efficient cell-based manufacturing operation and strong supplier relationships enabled us to withstand these price pressures.

OUTLOOK

The second half of the financial year 2005 will remain challenging for VTech. Although the Group expects an improvement in the bottom line at the telecommunication products business in the second half of the current financial year, we anticipate that profit attributable to shareholders for the full year will still be lower than the financial year 2004.

VTech will continue to face strong competition in the cordless phone market in North America. Although revenue at the telecommunication products business is unlikely to increase in the second half of the financial year 2005, the cost savings being achieved will improve profitability. We nonetheless expect continued sales growth in Europe, where the Group has gained a major new ODM customer.

For the electronic learning products business, the momentum of V.Smile is

CONTRACT MANUFACTURING SERVICES REVENUE BY REGION



for the six months ended 30th September 2004

	%	US$ million
North America	29.1	16.9
Europe	46.7	27.1
Asia Pacific	23.5	13.6
Others	0.7	0.4
Total	100.0	58.0



expected to continue and we expect to see a higher sales contribution from this product in the second half of the financial year 2005.

The Group will continue to promote its electronic learning products and brand through well-executed media campaigns and in-store promotions. We also expect to continue to regain shelf space, although the main improvement will occur in the next financial year. At the same time as expanding the business, we will retain a lean operating structure in order to mitigate the impact of any price increases for raw materials or components.

To build sales and profitability for the business in longer term, the Group will secure further licensing arrangements, develop a new generation of V.Smile games, as well as develop more innovative products targeting especially the fast growing pre-school sector.

We expect continued growth of revenue and stable profitability at the contract manufacturing services business. The worldwide EMS market is expected to continue on an upward trend during the second half of the financial year 2005, though possibly at a slower pace when compared with the first half.

To defend margins, we will continue to make every effort to reduce cost through finding more local sources of supply, and improving working capital. The Group will also focus more strongly on those areas of the industry that offer the best margins, and explore opportunities in the production of automotive parts and medical equipment fields.


vtech

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million	(Audited) Year ended 31st March 2004 US$ million
Revenue	2	**457.1**	404.1	915.2
Cost of sales		**(323.6)**	(272.5)	(633.9)
Gross profit		**133.5**	131.6	281.3
Selling and distribution costs		**(85.0)**	(73.4)	(150.7)
Administrative and other operating expenses		**(18.6)**	(21.5)	(47.9)
Research and development expenses		**(20.0)**	(15.7)	(33.2)
Net receipt from indemnification claims	3	**3.3**	—	—
Operating profit	2 & 4	**13.2**	21.0	49.5
Net finance income	5	**0.4**	0.2	0.4
Share of results of associates		—	—	—
Profit from ordinary activities before taxation		**13.6**	21.2	49.9
Taxation	6	**(5.1)**	(3.8)	(3.6)
Profit attributable to shareholders		**8.5**	17.4	46.3
Dividends	7			
— Interim		**2.3**	6.8	6.8
— Final				15.8
Earnings per share (US cents)	8			
— Basic		**3.8**	7.7	20.5
— Diluted		**3.7**	7.7	20.5

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million	(Audited) Year ended 31st March 2004 US$ million
Shareholders' equity at beginning of period		**162.6**	127.5	127.5
Exercise of share options		**0.1**	—	—
Realisation of hedging reserve		—	—	3.6
Fair value losses on hedging during the period		**(0.2)**	(0.9)	(3.6)
Exchange translation differences		**0.5**	(0.8)	0.1
Net gains and losses not recognised in the income statement		**0.4**	(1.7)	0.1
Profit attributable to shareholders		**8.5**	17.4	46.3
Dividends approved and paid during the period	7	**(15.8)**	(4.5)	(11.3)
Shareholders' equity at end of period		**155.7**	138.7	162.6

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30th September 2004 US$ million	2003 US$ million	(Audited) 31st March 2004 US$ million
Non-current assets				
Tangible assets	9	**53.8**	46.9	48.7
Leasehold land payments		**1.8**	1.9	1.8
Deferred tax assets		**3.9**	4.6	3.7
Investments		**0.2**	0.2	0.2
		59.7	53.6	54.4
Current assets				
Stocks		**185.8**	142.4	96.1
Assets held for sale		—	8.0	8.0
Debtors and prepayments	10	**206.3**	185.1	153.9
Taxation recoverable		**1.6**	—	4.6
Cash and cash equivalents		**60.8**	75.9	105.2
		454.5	411.4	367.8
Current liabilities				
Creditors and accruals	11	**(308.0)**	(266.6)	(200.3)
Provisions		**(40.8)**	(42.4)	(40.7)
Borrowings		**(0.2)**	(0.5)	(0.6)
Taxation payable		**(7.6)**	(13.2)	(14.4)
		(356.6)	(322.7)	(256.0)
Net current assets		**97.9**	88.7	111.8
Total assets less current liabilities		**157.6**	142.3	166.2
Non-current liabilities				
Borrowings		**(0.1)**	(2.1)	(2.0)
Deferred tax liabilities		**(1.8)**	(1.5)	(1.6)
		(1.9)	(3.6)	(3.6)
Net assets		**155.7**	138.7	162.6
Capital and reserves				
Share capital	12	**11.3**	11.3	11.3
Reserves	13	**144.4**	127.4	151.3
Shareholders' funds		**155.7**	138.7	162.6

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million	(Audited) Year ended 31st March 2004 US$ million
Net cash (used in)/generated from operating activities	**(21.9)**	20.3	65.2
Net cash used in investing activities	**(4.5)**	(7.9)	(17.1)
Net cash used in financing activities	**(18.0)**	(5.4)	(12.2)
Effect of exchange rate changes	—	(1.5)	(1.1)
(Decrease)/increase in cash and cash equivalents	**(44.4)**	5.5	34.8
Cash and cash equivalents at beginning of period	**105.2**	70.4	70.4
Cash and cash equivalents at end of period	**60.8**	75.9	105.2

The notes on pages 7 to 10 form an integral part of these condensed consolidated financial statements.

1 **BASIS OF PREPARATION** The unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 – Interim Financial Reporting adopted by the International Accounting Standards Board.

The financial information relating to the financial year ended 31st March 2004 included in the interim condensed consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2004 are available at the company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 29th June 2004.

The same accounting policies adopted in the 2004 annual financial statements have been applied to the interim condensed consolidated financial statements.

2 **SEGMENT INFORMATION** The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

Primary reporting format — business segments

	(Unaudited) Six months ended 30th September			
	Revenue 2004 US$ million	Revenue 2003 US$ million	**Operating profit/(loss) 2004 US$ million**	Operating profit/(loss) 2003 US$ million
Telecommunication and electronic products	**456.2**	402.9	**13.4**	23.5
Other activities	**0.9**	1.2	**(0.2)**	(2.5)
	457.1	404.1	**13.2**	21.0

Secondary reporting format — geographical segments

	(Unaudited) Six months ended 30th September			
	Revenue 2004 US$ million	Revenue 2003 US$ million	**Operating profit/(loss) 2004 US$ million**	Operating profit/(loss) 2003 US$ million
North America	**299.5**	310.8	**1.2**	16.3
Europe	**123.4**	78.1	**6.4**	5.0
Asia Pacific	**22.5**	11.8	**1.4**	(0.5)
Others	**11.7**	3.4	**4.2**	0.2
	457.1	404.1	**13.2**	21.0

3 **NET RECEIPT FROM INDEMNIFICATION CLAIMS** In September 2004, the Group and Lucent Technologies Inc. ("Lucent") agreed to settle certain claims made by the Group relating to certain indemnifications previously provided by Lucent and Lucent Technologies Consumer Products, L.P. in connection with the acquisition by the Group of certain assets and liabilities of Lucent's Wired Consumer Products Business in 2000.

A net receipt of US$3.3 million, after deducting incidental expenses, was received by the Group in September 2004 pursuant to this settlement and was credited to the consolidated income statement. The settlement also provides for a further payment which, after deducting incidental expenses, is estimated to be approximately US$3.3 million. The amount will be credited to the Group's consolidated income statement on receipt.

4 **OPERATING PROFIT** The operating profit is arrived at after charging/(crediting) the following:

		(Unaudited) Six months ended 30th September	
	Note	**2004 US$ million**	2003 US$ million
Depreciation	9	**9.3**	9.4
Loss on disposal of tangible assets		**0.2**	0.6
Gain on disposal of assets held for sale		**(0.8)**	—
Gain on disposal of subsidiaries		**(1.0)**	—

5 **NET FINANCE INCOME**

	(Unaudited) Six months ended 30th September	
	2004 US$ million	2003 US$ million
Interest expense	**(0.1)**	(0.1)
Interest income	**0.5**	0.3
	0.4	0.2

6 TAXATION

	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million
Company and subsidiaries		
Hong Kong	2.9	3.4
U.S.A.	1.9	0.2
Other countries	0.3	0.2
	5.1	3.8
Current tax	3.9	3.8
Underprovision in prior years	1.2	—
	5.1	3.8

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

7 DIVIDENDS

(a) Dividends attributable to the period :

	(Unaudited) Six months ended 30th September 2004 US$ million	2003 US$ million
Interim dividend declared of US1.0 cent (2003: US3.0 cents) per share	2.3	6.8

The interim dividend declared after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Final dividend of US7.0 cents (2003: US2.0 cents) per share in respect of the year ended 31st March 2004, which totaled US$15.8 million (2003: US$4.5 million) was approved and paid during the period.

8 EARNINGS PER SHARE The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$8.5 million (2003: US$17.4 million).

The basic earnings per share is based on the weighted average of 225.6 million (2003: 225.5 million) ordinary shares in issue during the period. The diluted earnings per share is based on 230.6 million (2003: 225.5 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares arising from the outstanding warrants and under the employee share option scheme.

9 TANGIBLE ASSETS

	(Unaudited) US$ million
Balance as at 1st April 2004	48.7
Additions	14.3
Disposals	(0.2)
Depreciation	(9.3)
Effect of changes in exchange rates	0.3
Balance as at 30th September 2004	53.8

10 DEBTORS AND PREPAYMENTS Total debtors and prepayments of US$206.3 million (31st March 2004: US$153.9 million) includes trade debtors of US$190.7 million (31st March 2004: US$137.6 million).

An ageing analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2004 US$ million	(Audited) 31st March 2004 US$ million
0-30 days	103.3	80.8
31-60 days	60.5	34.0
61-90 days	21.8	14.5
>90 days	5.1	8.3
Total	190.7	137.6

The majority of the Group's sales are on letter of credit and on open credit with varying credit terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

11 CREDITORS AND ACCRUALS Total creditors and accruals of US$308.0 million (31st March 2004: US$200.3 million) includes trade creditors of US$163.5 million (31st March 2004: US$93.0 million).

An ageing analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2004 US$ million	(Audited) 31st March 2004 US$ million
0-30 days	56.3	45.6
31-60 days	58.4	23.6
61-90 days	29.3	14.3
>90 days	19.5	9.5
Total	163.5	93.0

12 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Share Capital

	(Unaudited) 30th September 2004 US$ million	(Audited) 31st March 2004 US$ million
Authorised		
Ordinary shares: 400,000,000 (31st March 2004 : 400,000,000) of US$0.05 each	**20.0**	20.0
Issued and fully paid		
Ordinary shares: 225,627,133 (31st March 2004: 225,527,133) of US$0.05 each	**11.3**	11.3

In April 2004, the issued and paid up share capital of the Company was increased by 100,000 ordinary shares to 225,627,133 ordinary shares upon the exercise of 100,000 share options undertaken in March 2004 at the exercise price of HK$10.20. The average closing price of the Company's shares traded on The Stock Exchange of Hong Kong Limited for the five business days immediately before the date on which options were exercised, was HK$13.58.

Share Options

(i) The 2001 Scheme Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

The directors are of the view that the value of options granted during the period depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis of speculative assumptions. Accordingly, the directors believe that any calculation of the value of options will not be meaningful and may be misleading to shareholders.

As at 30th September 2004, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 15,645,000, which represented approximately 6.9% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

Date of grant (Note 1)	Exercise price	Exercisable period (Note 2)	Balance in issue at 1st April 2004	Number of share options granted during the period (Note 3)	Number of share options exercised during the period	Number of share options lapsed/cancelled during the period	Balance in issue at 30th September 2004
26th February 2002 to 26th March 2002	HK$10.20	26th February 2005 to 25th March 2007	14,360,000	—	—	(2,245,000)	**12,115,000**
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	1,340,000	—	—	(400,000)	**940,000**
20th April 2004 to 20th May 2004	HK$15.00	20th April 2007 to 19th May 2009	—	2,670,000	—	(80,000)	**2,590,000**
			15,700,000	2,670,000	—	(2,725,000)	**15,645,000**

Notes :

1. Due to the large number of employees participating in the 2001 Scheme, the information can only be shown within a reasonable range in this Interim Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

2. As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted. However, options shall be automatically vested to the grantees when the grantees reach 60 years of age.

3. On 20th April 2004, the Company granted 2,670,000 options to certain employees of the Company and its subsidiaries pursuant to the 2001 Scheme to subscribe for an aggregate of 2,670,000 ordinary shares of the Company at a price of HK$15.00 per ordinary share. The closing price of the Company's shares traded on The Stock Exchange of Hong Kong Limited on 19th April 2004, being the date immediately before the date on which options were granted during the period, was HK$14.95.

(ii) HomeRelay Plan Pursuant to the stock option plan adopted by a subsidiary, HomeRelay Communications, Inc. ("HomeRelay") in August 2000 (the "HomeRelay Plan"), the directors of HomeRelay may grant options to the employees of HomeRelay up to 10.0% of HomeRelay's common stock in issue from time to time.

Prior to 10th September 2003, the number of common stock issuable under the stock options granted pursuant to the HomeRelay Plan was 705,475, which represented approximately 9.5% of the then issued share capital of HomeRelay. All outstanding options lapsed since 10th September 2003 as a result of the termination of employment of the relevant grantees under the HomeRelay Plan. HomeRelay is now dormant.

Warrants Pursuant to a warrant instrument dated 19th January 2000 issued by the Company to AT&T Corp. ("AT&T") as part of a trademark license agreement between the Company and AT&T pursuant to which AT&T granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireline telephones and accessories in the United States and Canada, the Company granted AT&T warrants carrying rights to subscribe for 3,000,000 shares in the Company at a subscription price of HK$20.00 per share on or before 18th January 2012.

Pursuant to a Revised AT&T Brand License Agreement dated 24th January 2002, the subscription price of these warrants was revised to HK$8.43 (being the lower of the initial subscription price of HK$20.00 and the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding 15th July 2002) and the expiration date of these warrants was amended to 12th December 2011.

No warrants have been exercised since the date of grant.

13 RESERVES

	(Unaudited) 30th September 2004 US$ million	(Audited) 31st March 2004 US$ million
Share premium	**74.4**	74.3
Other properties revaluation reserve	**6.1**	6.1
Revenue reserve	**70.3**	77.6
Exchange reserve	**(6.2)**	(6.7)
Hedging reserve	**(0.2)**	—
	144.4	151.3

14 CAPITAL COMMITMENTS

	(Unaudited) 30th September 2004 US$ million	(Audited) 31st March 2004 US$ million
Capital commitments for property, plant and equipment:		
Authorised but not contracted for	**10.2**	25.0
Contracted but not provided for	**5.0**	7.6
	15.2	32.6

15 APPROVAL OF INTERIM REPORT The interim report was approved by the Board of Directors on 11th November 2004.

INTERIM DIVIDEND The directors have declared an interim dividend in respect of the six months ended 30th September 2004 of US1.0 cent per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 17th December 2004.

The interim dividend will be payable on 4th January 2005 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 20th December 2004.

CLOSURE OF REGISTER OF MEMBERS The register of members of the Company will be closed from 13th December 2004 to 17th December 2004, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 10th December 2004.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS Details of the movements in share capital, share options and warrants of the Company are shown in note 12 to the condensed consolidated financial statements.

DIRECTORS' INTERESTS As at 30th September 2004, the interests and short positions of the directors and the chief executive of the Company in the shares and underlying shares of the Company as recorded in the registers maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong (the "SFO") and Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom ("UK Listing Rules") were as follows:

(1) Interests in issued shares

Name of director	Capacity	Number of shares held	Total number of shares held
Allan WONG Chi Yun	Beneficial owner	10,307,393	88,377,229
	Interest of spouse	3,968,683	
	Founder interest	74,101,153 (Note 1)	
Albert LEE Wai Kuen	Beneficial owner	499,332	499,332
Raymond CH'IEN Kuo Fung	—	—	—
William FUNG Kwok Lun	Beneficial owner	1,041,630	1,041,630
Michael TIEN Puk Sun	Founder Interest	1,123,000 (Note 2)	1,123,000
Patrick WANG Shui Chung	—	—	—

Notes:

1. The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which the family members of Mr. Allan WONG Chi Yun are the beneficiaries. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

2. The shares were registered in the name of Romsley International Limited which is a wholly-owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as the trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust of which Mr. Michael TIEN Puk Sun is the founder.

3. All the interests stated above represent long positions.

(2) Share options

Name of director	Date of grant	Exercise price	Exercisable period (Note 1)	Number of share options held as at 1st April 2004	Number of share options held as at 30th September 2004
Allan WONG Chi Yun	11th March 2002	HK$10.20	11th March 2005 to 10th March 2007	2,000,000	2,000,000
Albert LEE Wai Kuen	5th March 2002	HK$10.20	5th March 2005 to 4th March 2007	1,750,000	1,750,000

Notes:

1. For one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted.

2. No options were exercised by any director or lapsed during the six months period ended 30th September 2004.

Save as disclosed above, as at 30th September 2004, none of the directors and the chief executive of the Company has any interest or short position in the shares or the underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers containing in the Listing Rules or pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules.

SUBSTANTIAL SHAREHOLDINGS As at 30th September 2004, according to the register maintained by the Company under Section 336 of the SFO and the records of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules and in so far as is known to the Company, the parties, (other than the directors and the chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests as at 30th September 2004 were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
HKSCC Nominees Limited	Nominee	107,428,629	47.6%
Trustcorp Limited	Interest of Controlled Corporation (Notes 1 & 3)	74,101,153	32.8%
Honorex Limited	Beneficial owner (Notes 1 & 3)	1,416,325	29.7%
	Interest of Controlled Corporation (Notes 1 & 3)	65,496,225	
Conquer Rex Limited	Beneficial owner (Notes 1 & 3)	65,496,225	29.0%
Value Partners Limited	Investment Manager (Notes 2 & 3)	30,536,000	13.5%
CHEAH Cheng Hye	Interest of Controlled Corporation (Notes 2 & 3)	30,536,000	13.5%
HSBC Nominees (Hong Kong) Limited	Nominee	17,162,980	7.6%
Twin Success Pacific Limited	Beneficial owner (Notes 1 & 3)	7,188,603	3.2%

Notes:

1. The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which the family members of Mr. Allan WONG Chi Yun ("Mr. WONG") are the beneficiaries. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company in which he is a director has also been disclosed under the section headed "directors' interests" above.

2. Mr. CHEAH Cheng Hye is deemed to be interested in such shares through its 31.82% interest in Value Partners Limited.

3. All the interests stated above represent long positions.

Save as disclosed above, the Company has not been notified by any person (other than the directors of the Company) who had interests or short positions in the shares or underlying shares of the Company as at 30th September 2004 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules.

SHARE OPTION SCHEME The Company operates share option scheme (the "2001 Scheme") for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the 2001 Scheme include executive directors (but excluding non-executive directors) and employees of the Company and/or any of its subsidiaries. Details of the 2001 Scheme are set out in note 12 to the condensed consolidated financial statements.

CONNECTED TRANSACTION As announced on 11th April 2003 and 14th May 2004, the Company has entered into a transaction which constituted a connected transaction of the Company under the Listing Rules and Chapter 11 of the UK Listing Rules (as the case may be) as set out below:

On 11th April 2003, the Company as tenant entered into a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing on 1st April 2003 and expiring on 31st March 2005 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun ("Mr. WONG"), a director and substantial shareholder holding 41.22% of the entire issued share capital of the Company at that time. As at 11th April 2003 when the Lease was entered into, Aldenham was 50% owned by the spouse of Mr. WONG and 50% indirectly owned by a trust, the discretionary objects of which were Mr. WONG and his family members. Aldenham subsequently became an indirect wholly-owned subsidiary of the said trust, the beneficiaries of which are family members of Mr. WONG, a director, the chief executive and a substantial shareholder of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES The Company has not redeemed any of its shares during the six months ended 30th September 2004. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the unaudited interim consolidated financial statements for the six months ended 30th September 2004.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, all are independent non-executive directors of the Company.

CODE OF BEST PRACTICE In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period under review except that certain independent non-executive directors of the Company were not appointed for a specific term.

MODEL CODES The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Appendix to Chapter 16 of the UK Listing Rules regarding securities transactions by directors in relation to the accounting period covered by the interim report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings as set out therein.

財務回顧

集團業績

截至二零零四年九月三十日止六個月期間，集團收入上升13.1%至457,100,000美元。集團所有業務的收入均錄得增長，其中電子學習產品業務的表現尤其突出，期內收入增加66.8%。此項業務的成功關鍵在於改革了產品系列，其中電視學習系統V.Smile更廣受歡迎。承包生產業務受惠於全球經濟復甦，訂單數量增加，亦因而帶動收入增長20.6%。至於電訊產品業務，雖然面對北美洲市場的激烈競爭，歐洲市場的業務增長卻令期內收入輕微上升。

截至二零零四年九月三十日止六個月期間，集團的收入中有66.5%來自電訊產品業務、20.8%來自電子學習產品業務，及12.7%來自承包生產業務。在地域分布方面，北美洲市場佔集團收入的65.5%，而歐洲和亞太區市場則分別佔27.0%及4.9%。

集團毛利為133,500,000美元，較上一財政年度同期的131,600,000美元輕微上升。二零零五財政年度上半年的毛利率為29.2%，而去年同期則為32.6%。

毛利率下降，主要是由於北美洲無繩電話市場競爭激烈所致。儘管電訊產品銷量因歐洲市場表現理想而略有增長，但北美洲市場競爭加劇，令產品跌價速度較預期快，因而令集團的盈利水平下度初期曾出現緊張，削弱了節約成本的成效。此外，某大客戶因業績欠佳而取消訂單，亦使集團盈利水平受損。儘管如此，V.Smile的銷情理想，使偉易達的電子學習產品逐漸奪回在北美洲市場的貨架空間，並為集團於二零零五財政年度上半年帶來可觀的盈利貢獻。

截至二零零四年九月三十日止六個月期間，股東應佔溢利為8,500,000美元，較二零零四財政年度同期的17,400,000美元下跌51.1%。同期，集團因成功索償而獲得3,300,000美元的非經常性收入。

電子學習產品業務在二零零四財政年度銳意執行節流措施，但二零零五財政年度的目標則是推動增長。因此，隨著電子學習產品的銷量上升，其銷售及分銷成本亦相應提高。此外，為配合V.Smile 的推出，電子學習產品業務推出了強大的廣告宣傳攻勢，亦令銷售及分銷成本有所增加。

期內，集團成功出售位於墨西哥的廠房及公司，該等資產乃於二零零零年收購自朗訊消費性電話業務，集團從是次交易中取得1,800,000美元的利潤。

於二零零五財政年度上半年，集團在產品研究及開發方面的支出為20,000,000美元，佔集團收入的4.4%。集團會繼續嚴格控制銷費用，務求維持精簡的營運架構。

股息

董事會考慮集團之業績後，宣布派發中期股息每股普通股1.0美仙。

流動資金與財務資源

集團的財務資源持續穩健。於二零零四年九月三十日，集團手持現金60,800,000美元。除了為數甚低的未償還借貸外，集團於二零零四年九月三十日幾乎全無債務。現有的借貸須於五年內全部償還，其中大部分須於一年內償還。借貸乃按固定利率計息，以集團若干設備作為抵押，並以歐元及美元為單位。集團現擁有足夠的流動資金以應付未來的營運資金需求。

財務政策

集團的財務政策目標是管理集團環球營運所涉及的匯率換算及計息貸款利率所承受的波動風險。集團的政策是不參與任何投機活動，但會透過遠期外匯合約以對沖重大風險。

營運資金

集團於二零零四年九月三十日的存貨及應收賬款水平較二零零四年三月三十一日大幅增加。考慮到集團業務受到季節性因素影響，此水平仍為穩健。期內，存貨及應收賬款的週轉期分別為115日及62日，而去年同期則為112日

業務回顧

電訊產品

電訊產品業務於二零零五財政年度上半年面對嚴峻挑戰，儘管收入微升1.7%至304,000,000美元，但盈利卻受到多項負面因素影響。

北美洲無繩電話市場在二零零五財政年度上半年出現激烈競爭，由於需求遜於預期，產品跌價速度因而較預期快。此外，偉易達某一主要客戶因業務欠佳，積壓大量存貨而取消訂單。產品組合未如理想，亦影響該業務的競爭力。因此，雖然期內集團在北美洲的電訊產品銷量能維持與去年同期相若的水平，但收入卻有所不及，結果北美洲的銷售額較去年同期下跌10.7%至251,400,000美元，現佔集團電訊產品總收入的82.7%。


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令情況更複雜的是，期內原材料成本上漲，尤其是易受石油價格影響的塑料，以及流動電訊行業件的成本減省方面未能達到去年同期的相若水平，對邊際利潤構成壓力。


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ANDREW SMITH

集團已針對上述問題採取應變措施，包括精簡營運架構、提高生產效率、重組管理層，以及開發新產品來填補市場空隙。集團又重組營銷架構，透過改善產品組合及訂價策略，更具效益地為客戶服務，而一般行政費用亦同時減少。於二零零四年十一月，電訊產品業務之行政總裁孔捷思先生為追求個人理想而離開偉易達，集團行政總裁黃子欣先生會繼續帶領該業務發展。

在北美洲以外地區，歐洲市場的業務進展良好。隨著集團取得新客戶，並與現有的大型固網電話公司客戶合作提升銷量，使當地的銷售額大幅上升約1.7倍/168.0%至40,200,000美元。截至本財政年度的首六個月止，歐洲市場的銷售額由二零零四財政年度上半年佔電訊產品業務總收入的5.0%，上升至本財政年度首六個月的13.2%。

按經營地區劃分的電訊產品收入



	截至二零零四年九月三十日止六個月 %	截至二零零四年九月三十日止六個月 百萬美元
北美洲	82.7	251.4
歐洲	13.2	40.2
亞太區	1.3	3.9
其他	2.8	8.5

電子學習產品

電子學習產品業務在二零零五財政年度首六個月持續強勁復甦，收入大幅回升66.8%至95,100,000美元，盈利亦顯著增長。



二零零五財政年度上半年標誌著電子學習產品業務的重要里程碑。新開發的電視學習系統V.Smile於二零零四年六月底面市，隨即大受零售商及消費者歡迎。V.Smile採用電視遊戲形式，配備設計獨特的主機及操控桿，集娛樂與教育功能於一身，適合3至7歲的學前兒童使用。

V.Smile配備設計完善，並採用小熊維尼、蜘蛛俠、Care Bears和叔比狗等著名卡通人物作主角的遊戲盒帶。偉易達已與迪士尼、Marvel、American Greetings和華納兄弟等公司訂立了有關卡通人物的使用權協議。現時，V.Smile是市場上唯一的同類型產品，填補了零售商與使用權授權公司所窺

V.Smile系統的主機於推出後首三個月的銷量遠遠超出集團預期，而開售初期的Smartridges遊戲盒帶對主機的銷售比例亦較預期高，反映這項產品將為電子學習產品業務帶來優厚的經常性盈利潛力。



V.Smile在美國、英國、德國、法國和荷蘭等地榮獲多個與玩具及教育相關產品的獎項，能夠獲得這些獎項，再加上策劃周詳、目標明確的電視及報章雜誌宣傳活動，以及設計吸引、資訊豐富的銷售點陳列，有助提升該產品的銷量。

V.Smile的銷情理想，加上市場推廣的力量，已幫助電子學習產品業務逐漸奪回在北美洲失去的零售貨架空間，以及提高消費者對偉易達品牌的認知度。這些改善對經全新改革的產品系列帶來正面的影響，當中包括有及沒有採用授權卡通人物的傳統嬰兒及學前兒童產品。在二零零五財政年度上半年，這些產品在北美洲和歐洲的銷售情況表現理想。

期內，北美洲的銷售額大幅回升接近1.3倍/129.4%至31,200,000美元，而歐洲的銷售額亦大幅增加40.3%至56,100,000美元，令集團在歐洲市場保持其領導地位。

在主要市場以外，偉易達在拓展其他市場方面亦取得進展，包括中國內地。目前，集團的電子學習產品已遍及內地超過20個城市。在二零零五財政年度上半年，偉易達更榮獲由中國玩具協會頒發的「中國優秀玩具企業」殊榮，以表揚集團在玩具行業的成就及所作出的貢獻。



按經營地區劃分的電子學習產品收入



	截至二零零四年九月三十日止六個月 %	百萬美元
北美洲	32.8	31.2
歐洲	59.0	56.1
亞太區	5.3	5.0
其他	2.9	2.8

承包生產業務

在二零零五財政年度上半年，承包生產業務的收入增加20.6%至58,000,000美元，盈利則保持穩定。

該業務的收入顯著增長，主要歸功於兩個因素。首先是全球電子製造服務市場復甦，於二零零五財政年度首六個月增長達12.0%，刺激消費者對集團現有承包生產客戶的產品需求。此外，偉易達以優質而靈活的服務擊退其他製造商的競爭，成功取得這些客戶的訂單。


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上述因素亦使承包生產業務在期內贏得兩項舉足輕重的供應商獎項，包括首次榮獲由英國專業音響設備生產商 Soundcraft 所頒發的獎項。

在歐洲與日本市場，業務增長特別強勁，於二零零五財政年度上半年分別佔承包生產業務總收入的46.7%和20.0%，而北美洲所佔比例則輕微下降至29.1%。按產品類別劃分，切換式電源供應器及專業音響設備分別佔承包生產業務總收入的32.2%和26.0%，繼而是家庭電器的18.3%和無線產品的12.1%。

雖然面對邊際利潤受壓，但偉易達的承包生產業務仍能成功保持穩定的盈利。儘管電子零件供應緊張及石油價格上漲，導致原材料成本在二零零五財政年度上半年上升，而客戶亦繼續要求降低成本，然而憑藉集團的採購力量，加上效率超卓的小組生產模式和與供應商的密切關係，令該業務能有效抵禦成本上漲的壓力。

展望

對偉易達來說，二零零五財政年度下半年仍然充滿挑戰。雖然電訊產品業務的盈利在本財政年度下半年可望改善，但集團預期全年股東應佔溢利仍會低於二零零四財政年度。

電訊產品方面，偉易達在北美洲無繩電話市場上將繼續面對激烈的競爭。雖然集團預期電訊產品業務在二零零五財政年度下半年的收入或未可增長，但節流成效將可改善盈利。另一方面，集團在歐洲取得一位新的原設計生產客戶，因此預期當地銷售額將可持續增長。

在電子學習產品方面，V.Smile 的良好勢頭可望持續，集團預期此

按經營地區劃分的承包生產業務收入



截至二零零四年九月三十日止六個月	%	百萬美元
北美洲	29.1	16.9
歐洲	46.7	27.1
亞太區	23.5	13.6
其他	0.7	0.4


V.SMILE
V.SMILE

項產品將於二零零五財政年度下半年為電子學習產品業務帶來更高的銷售貢獻。

集團將不斷透過執行完善的傳媒攻勢和店內宣傳，推廣其品牌及電子學習產品。集團預期將可進一步奪回貨架空間，但顯著的改善成果將會於下一財政年度才會出現。在擴展業務的同時，集團將繼續保持精簡的營運架構，以紓緩原材料或零件價格上漲所帶來的影響。

長遠而言，集團將積極爭取更多特許使用權的安排、開發新一代的 V.Smile 遊戲，以及推出更多創新的產品，尤其是針對增長迅速的學前兒童市場，以進一步提升電子學習產品的銷售額及盈利。

隨著全球電子製造服務市場在二零零五財政年度下半年可望持續增長，但增長步伐與上半年比較或會稍為放緩，集團預期承包生產業務的收入將會繼續增加，而盈利則保持穩定。

為保持邊際利潤，集團將物色更多本地供應商和改善營運資金，繼續致力節省成本。集團亦會專注開拓邊際利潤豐厚的業務環節，以及尋求在汽車零件和醫療設備製造領域的發展機會。


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簡明綜合損益表

	附註	(未經審核) 截至九月三十日止之六個月 二零零四年 百萬美元	二零零三年 百萬美元	(已審核) 截至三月三十一日止之年度 二零零四年 百萬美元
收入	2	**457.1**	404.1	915.2
銷售成本		**(323.6)**	(272.5)	(633.9)
毛利		**133.5**	131.6	281.3
銷售及分銷成本		**(85.0)**	(73.4)	(150.7)
管理及其他經營費用		**(18.6)**	(21.5)	(47.9)
研究及開發費用		**(20.0)**	(15.7)	(33.2)
索償之淨收款	3	**3.3**	—	—
經營溢利	2 & 4	**13.2**	21.0	49.5
財務收入淨額	5	**0.4**	0.2	0.4
應佔聯營公司業績		**—**	—	—
除税前正常業務溢利		**13.6**	21.2	49.9
税項	6	**(5.1)**	(3.8)	(3.6)
股東應佔溢利		**8.5**	17.4	46.3
股息	7			
一中期		**2.3**	6.8	6.8
一末期				15.8
每股盈利(美仙)	8			
一基本		**3.8**	7.7	20.5
一攤薄		**3.7**	7.7	20.5

簡明綜合權益變動表

	附註	(未經審核) 截至九月三十日止之六個月 二零零四年 百萬美元	二零零三年 百萬美元	(已審核) 截至三月三十一日止之年度 二零零四年 百萬美元
於期初的股東權益		**162.6**	127.5	127.5
行使購股權		**0.1**	—	—
對沖儲備變現		**—**	—	3.6
期內進行對沖的公允價值虧損		**(0.2)**	(0.9)	(3.6)
滙兑差額		**0.5**	(0.8)	0.1
沒有在損益表確認的收益及虧損淨額		**0.4**	(1.7)	0.1
股東應佔溢利		**8.5**	17.4	46.3
期內核准及支付的股息	7	**(15.8)**	(4.5)	(11.3)
於期末的股東權益		**155.7**	138.7	162.6

第19至22頁的附註屬簡明綜合財務報表的一部份。

簡明綜合資產負債表

	附註	(未經審核) 九月三十日 二零零四年 百萬美元	二零零三年 百萬美元	(已審核) 三月三十一日 二零零四年 百萬美元
非流動資產				
有形資產	9	**53.8**	46.9	48.7
租賃土地付款		**1.8**	1.9	1.8
遞延税項資產		**3.9**	4.6	3.7
投資		**0.2**	0.2	0.2
		59.7	53.6	54.4
流動資產				
存貨		**185.8**	142.4	96.1
待售資產		**—**	8.0	8.0
應收賬款及預付款	10	**206.3**	185.1	153.9
可收回税項		**1.6**	—	4.6
現金及現金等價物		**60.8**	75.9	105.2
		454.5	411.4	367.8
流動負債				
應付賬款及應計費用	11	**(308.0)**	(266.6)	(200.3)
準備		**(40.8)**	(42.4)	(40.7)
借貸		**(0.2)**	(0.5)	(0.6)
應付税項		**(7.6)**	(13.2)	(14.4)
		(356.6)	(322.7)	(256.0)
流動資產淨值		**97.9**	88.7	111.8
資產總值減流動負債		**157.6**	142.3	166.2
非流動負債				
借貸		**(0.1)**	(2.1)	(2.0)
遞延税項負債		**(1.8)**	(1.5)	(1.6)
		(1.9)	(3.6)	(3.6)
資產淨值		**155.7**	138.7	162.6
資本及儲備				
股本	12	**11.3**	11.3	11.3
儲備	13	**144.4**	127.4	151.3
股東資金		**155.7**	138.7	162.6

簡明綜合現金流量表

	(未經審核) 截至九月三十日止之六個月 二零零四年 百萬美元	二零零三年 百萬美元	(已審核) 截至三月三十一日止之年度 二零零四年 百萬美元
經營活動(所用)/產生的現金淨額	**(21.9)**	20.3	65.2
投資活動所用的現金淨額	**(4.5)**	(7.9)	(17.1)
融資活動所用的現金淨額	**(18.0)**	(5.4)	(12.2)
滙率變動的影響	**—**	(1.5)	(1.1)
現金及現金等價物(減少)/增加	**(44.4)**	5.5	34.8
於期初的現金及現金等價物	**105.2**	70.4	70.4
於期末的現金及現金等價物	**60.8**	75.9	105.2

1 **編製基準** 未經審核之中期簡明綜合財務報表是按照香港聯合交易所有限公司證券上市規則(「上市規則」),並符合國際會計準則委員會頒布的國際會計準則第三十四條 — 中期財務報告而編製。

在中期簡明綜合財務報表所包括有關截至二零零四年三月三十一日止財政年度的財務資料並非構成在該財政年度按國際財務報告準則而編製的本公司年度財務報表的整體,但有關之數字由該財務報表導出。截至二零零四年三月三十一日止年度之財務報表可於本公司的註冊辦事處索取。核數師在二零零四年六月二十九日發出的報告書中對該財務報表作出無保留意見。

中期簡明綜合財務報表採用的各項會計政策,與二零零四年度財務報表所用的會計政策一致。

2 **分部資料** 本集團的主要業務是設計、製造及分銷消費電子產品,主要業務分部是電訊及電子產品業務。

收入是指本集團向第三方銷售貨品和提供服務的已收及應收款項所產生的營業額。

主要報告模式 — 業務分部

	(未經審核) 截至九月三十日止之六個月			
	收入	收入	**經營溢利/(虧損)**	經營溢利/(虧損)
	二零零四年	二零零三年	**二零零四年**	二零零三年
	百萬美元	百萬美元	**百萬美元**	百萬美元
電訊及電子產品	**456.2**	402.9	**13.4**	23.5
其他業務活動	**0.9**	1.2	**(0.2)**	(2.5)
	457.1	404.1	**13.2**	21.0

其次報告模式 — 地區分部

	(未經審核) 截至九月三十日止之六個月			
	收入	收入	**經營溢利/(虧損)**	經營溢利/(虧損)
	二零零四年	二零零三年	**二零零四年**	二零零三年
	百萬美元	百萬美元	**百萬美元**	百萬美元
北美洲	**299.5**	310.8	**1.2**	16.3
歐洲	**123.4**	78.1	**6.4**	5.0
亞太區	**22.5**	11.8	**1.4**	(0.5)
其他	**11.7**	3.4	**4.2**	0.2
	457.1	404.1	**13.2**	21.0

3 **索償之淨收款** 於二零零四年九月,本集團與 Lucent Technologies Inc.(「朗訊」)就本集團基於二零零零年收購朗訊的 Wired Consumer Products Business 之相關資產及負債時,朗訊及 Lucent Technologies Consumer Products, L.P. 提供之補償承諾向朗訊申索的若干賠償達成協議。

在扣除附帶費用後,本集團於二零零四年九月已收取3,300,000美元之淨收款並已計入綜合損益表。此協議包括另一付款,在扣除附帶費用後約為3,300,000美元,此款項將於收款時計入集團之綜合損益表內。

4 **經營溢利** 計算經營溢利時已扣除/(計入)以下項目:

		(未經審核) 截至九月三十日止之六個月	
		二零零四年	二零零三年
	附註	**百萬美元**	百萬美元
折舊	9	**9.3**	9.4
出售有形資產之虧損		**0.2**	0.6
出售待售資產之收益		**(0.8)**	—
出售附屬公司之收益		**(1.0)**	—

5 **財務收入淨額**

	(未經審核) 截至九月三十日止之六個月	
	二零零四年	二零零三年
	百萬美元	百萬美元
利息支出	**(0.1)**	(0.1)
利息收入	**0.5**	0.3
	0.4	0.2

6 税項

	(未經審核) 截至九月三十日止之六個月 二零零四年 百萬美元	 二零零三年 百萬美元
本公司及附屬公司		
香港	**2.9**	3.4
美國	**1.9**	0.2
其他國家	**0.3**	0.2
	5.1	3.8
本期税項	**3.9**	3.8
以前年度準備不足	**1.2**	—
	5.1	3.8

就溢利計徵的税項是按照本集團業務所在國家的現行税率計算。

7 股息

(a) 期內應佔股息：

	(未經審核) 截至九月三十日止之六個月 二零零四年 百萬美元	 二零零三年 百萬美元
已宣派中期股息每股1.0美仙 (二零零三年：3.0美仙)	**2.3**	6.8

於結算日後宣告派發的中期股息尚未在結算日確認為負債。

(b) 關於截至二零零四年三月三十一日止年度的末期股息每股7.0美仙(二零零三年：2.0美仙)，總數為15,800,000美元(二零零三年：4,500,000美元)已於期內批准及支付。

8 每股盈利 每股基本及攤薄盈利是根據本集團的股東應佔溢利8,500,000美元(二零零三年：17,400,000美元)計算。

每股基本盈利是根據期內已發行普通股的加權平均股數225,600,000股(二零零三年：225,500,000股)計算。每股攤薄盈利是根據230,600,000股普通股(二零零三年：225,500,000股)計算，即本期已發行普通股的加權平均股數，並就認股權證及僱員購股權計劃而視為無償發行普通股之加權平均股數作出調整。

9 有形資產

	(未經審核) 百萬美元
於二零零四年四月一日	**48.7**
增置	**14.3**
出售	**(0.2)**
折舊	**(9.3)**
滙率變動的影響	**0.3**
於二零零四年九月三十日	**53.8**

10 應收賬款及預付款 應收賬款及預付款總額為206,300,000美元(二零零四年三月三十一日：153,900,000美元)，其中包括應收賬款190,700,000美元(二零零四年三月三十一日：137,600,000美元)。

按交易日期對應收賬款淨額作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零四年 百萬美元	(已審核) 三月三十一日 二零零四年 百萬美元
零至30天	**103.3**	80.8
31至60天	**60.5**	34.0
61至90天	**21.8**	14.5
超過90天	**5.1**	8.3
總計	**190.7**	137.6

本集團的銷售主要是以信用狀及介乎三十天至九十天期限之的無保証信貸進行。部分無保証信貸銷售以信貸保險及銀行擔保作保證。

11 應付賬款及應計費用 應付賬款及應計費用總額為308,000,000美元(二零零四年三月三十一日：200,300,000美元)，其中包括應付賬款163,500,000美元(二零零四年三月三十一日：93,000,000美元)。

按交易日期對應付賬款作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零四年 百萬美元	(已審核) 三月三十一日 二零零四年 百萬美元
零至30天	**56.3**	45.6
31至60天	**58.4**	23.6
61至90天	**29.3**	14.3
超過90天	**19.5**	9.5
總計	**163.5**	93.0

12 股本、購股權及認股權證

股本

	(未經審核) 九月三十日 二零零四年 百萬美元	(已審核) 三月三十一日 二零零四年 百萬美元
法定		
普通股： 400,000,000股(二零零四年三月三十一日： 400,000,000股)每股面值0.05美元	**20.0**	20.0
已發行及繳足		
普通股： 225,627,133股(二零零四年三月三十一日： 225,527,133股)每股面值0.05美元	**11.3**	11.3

於二零零四年四月，由於有100,000股行使價格為10.20港元之購股權於二零零四年三月獲行使，本公司之已發行及繳足股本增加100,000股普通股至225,627,133股普通股。本公司於香港聯合交易所有限公司交易之股份，於緊接購股權獲行使前五個營業日之平均收市價為13.58港元。

購股權

(i) 二零零一年計劃 根據於二零零一年八月十日採納之購股權計劃(「二零零一年計劃」)，董事們獲授權於批准採納二零零一年計劃當日起計十年內向本公司及本集團之附屬公司之若干僱員，包括執行董事(但不包括非執行董事)授出可認購本公司股份之購股權，而認購價格將由董事根據二零零一年計劃之條款而決定。

董事們認為於期內授出予董事及僱員之購股權價值受多種因素影響，此等因素有些難以確定，有些基於理論基準而只屬猜測假設。因此，董事認為計算購股權的價值將無意義，反而會對股東造成誤導。

於二零零四年九月三十日，二零零一年計劃可予發行之股份數目為15,645,000股，約佔本公司已發行股份6.9%。根據二零零一年計劃授出之購股權之數目於期內之變動情況載列如下：

授出日期 (附註1)	行使價格	可行使期間 (附註2)	二零零四年 四月一日 已發行結存	期內授出 之購股權數目 (附註3)	期內已行使 之購股權數目	期內作廢／註銷 之購股權數目	二零零四年 九月三十日 已發行結存
二零零二年二月二十六日至 二零零二年三月二十六日	10.20港元	二零零五年二月二十六日至 二零零七年三月二十五日	14,360,000	—	—	(2,245,000)	**12,115,000**
二零零二年七月十日至 二零零二年八月八日	8.71港元	二零零五年七月十日至 二零零七年八月七日	1,340,000	—	—	(400,000)	**940,000**
二零零四年四月二十日至 二零零四年五月二十日	15.00港元	二零零七年四月二十日至 二零零九年五月十九日	—	2,670,000	—	(80,000)	**2,590,000**
			15,700,000	2,670,000	—	(2,725,000)	**15,645,000**

附註

1. 由於參與二零零一年計劃之僱員數目眾多，在本報告書內所示之資料只為有關數據之合理範圍。就向僱員授出之購股權而言，其授出乃基於在特定之期間內有關僱員接納該購股權。

2. 授出購股權之其中一項附帶條件是有關僱員與本公司議定，於購股權被視作授出及獲接納當日起計三十六個月內及六十個月以後均不得行使。惟購股權於承受人達六十歲時將自動授予承受人。

3. 於二零零四年四月二十日，本公司根據於二零零一年計劃向本公司及或其附屬公司之若干僱員授出2,670,000股行使價格為15.00港元之購股權，可購入本公司合共2,670,000股普通股。於二零零四年四月十九日(即緊接於期內授出購股權之前一天)，本公司於香港聯合交易所有限公司交易之股份收市價為14.95港元。

(ii) HomeRelay 計劃 根據附屬公司 HomeRelay Communications, Inc.(「HomeRelay」)於二零零零年八月採納之購股權計劃(「HomeRelay 計劃」)，HomeRelay 之董事可向其僱員授出購股權，而涉及之股份數目上限為不時 HomeRelay 已發行之普通股份之10.0%。

於二零零三年九月十日前，HomeRelay 計劃可予發行之普通股股份數目為705,475股，約佔 HomeRelay 當時已發行股本之9.5%。由於HomeRelay 計劃之有關承受人已被終止受僱，因此，所有尚未行使之購股權已由二零零三年九月十日起作廢。HomeRelay 現處於不活動狀態。

認股權證 根據本公司於二零零零年一月十九日向 AT&T Corp.（「AT&T」）發出之認股權證票據（該票據為本公司與 AT&T 訂立之品牌特許協議之一部份），按上述協議 AT&T 授予本公司為期十年之特許權以獨家使用 AT&T 品牌製造並在美國及加拿大銷售固網電話及配件。而本公司則授予 AT&T 附有可於二零一二年一月十八日或該日期以前按每股股份20.00港元認購本公司3,000,000股股份權利之認股權證。

根據於二零零二年一月二十四日訂立之經修訂 AT&T 品牌特許協議，該等認股權證之認購價格已修訂為8.43港元，經修訂之認購價乃按20.00港元之初步認購價或本公司股份於緊接二零零二年七月十五日前五個交易日在香港聯合交易所有限公司所報收市價之平均價值以其中較低者為基準而釐定。而認股權證之屆滿日已改為二零一一年十二月十二日。

自授出日期以來，概無任何認股權證獲行使。

13 儲備

	(未經審核) 九月三十日 二零零四年 百萬美元	(已審核) 三月三十一日 二零零四年 百萬美元
股份溢價	74.4	74.3
其他物業重估儲備	6.1	6.1
收入儲備	70.3	77.6
滙兑儲備	(6.2)	(6.7)
對沖儲備	(0.2)	—
	144.4	151.3

14 資本承擔

	(未經審核) 九月三十日 二零零四年 百萬美元	(已審核) 三月三十一日 二零零四年 百萬美元
物業、機器及設備的資本承擔：		
已授權但未訂約	10.2	25.0
已訂約但未提撥準備	5.0	7.6
	15.2	32.6

15 中期報告書核准 董事會於二零零四年十一月十一日核准本中期報告書。

中期股息 董事會宣告派發截至二零零四年九月三十日止每股普通股份1.0美仙之中期股息予於二零零四年十二月十七日辦公時間結束時名列本公司股東名冊上之股東。

中期股息將於二零零五年一月四日以美元支付，惟註冊地址在香港之股東將可收取等值港幣之股息，而名列本公司英國股東名冊上之股東則可收取等值英鎊之股息。等值港幣及英鎊之股息均以二零零四年十二月二十日香港上海滙豐銀行有限公司向本公司提供之中位滙率計算。

暫停辦理股份過戶登記手續 本公司將於二零零四年十二月十三日至二零零四年十二月十七日（包括首尾兩天）暫停辦理股份過戶登記手續。在此期間，本公司將不會接受股份過戶登記。

為確保獲得派發中期股息之權利，所有股份過戶文件連同有關股票，最遲須於本公司股份過戶登記處之當地時間二零零四年十二月十日（星期五）下午四時前送達本公司股份過戶登記處辦理登記。

本公司之主要股份過戶登記處為 Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，於英國之股份過戶登記分處為 Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom，於香港之股份過戶登記分處為香港中央證券登記有限公司位於香港皇后大道東183號合和中心46樓。

股本、購股權及認股權證 本公司股本、購股權及認股權證之變動情況詳載於簡明綜合財務報表附註12。

董事權益 於二零零四年九月三十日，根據本公司依循香港證券及期貨條例（「證券及期貨條例」）第352條及英國 Financial Services Authority（金融服務監察局）上市規則（「英國上市規則」）第16.13至16.17條之規定而存置的登記冊所載，本公司各董事及最高行政人員所持有本公司之股份及相關股份之權益及淡倉如下：

(1) 已發行股份權益

董事姓名	身份	持有股份數目	總持有股份數目
黃子欣	實益擁有人	10,307,393	88,377,229
	配偶權益	3,968,683	
	信託成立人權益	74,101,153 (附註1)	
李偉權	實益擁有人	499,332	499,332
錢果豐	—	—	—
馮國綸	實益擁有人	1,041,630	1,041,630
田北辰	信託成立人權益	1,123,000 (附註2)	1,123,000
汪穗中	—	—	—

附註：

1. 該等股份由 Honorex Limited(「Honorex」)直接持有1,416,325股、Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及 Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股。Conquer Rex 為 Honorex 之全資附屬公司。Conquer Rex 、Honorex 及 Twin Success 均為酌情信託 The Wong Chung Man 1984 Trust 之受託人 Trustcorp Limited 之全資附屬公司，而該酌情信託之受益人為黃子欣先生之家族成員。Trustcorp Limited 被視作間接持有總權益74,101,153股及 Honorex 亦被視作間接持有65,496,225股。

2. 該等股份以 Romsley International Limited 之名義登記，其為 J.P. Morgan Trust Company (Bahamas) Limited 之全資附屬公司。而 J.P. Morgan Trust Company (Bahamas) Limited 為酌情信託 The Joy Plus Trust 之受託人。田北辰先生為該酌情信託之成立人。

3. 上文所載之權益均為長盤。

(2) 購股權

董事姓名	授予日期	行使價格	可行使期間 (附註1)	持有購股權數目 二零零四年四月一日	持有購股權數目 二零零四年九月三十日
黃子欣	二零零二年三月十一日	10.20港元	二零零五年三月十一日至二零零七年三月十日	2,000,000	2,000,000
李偉權	二零零二年三月五日	10.20港元	二零零五年三月五日至二零零七年三月四日	1,750,000	1,750,000

附註

1. 授予購股權之其中一項附帶條件是有關之承授人與本公司議定，於購股權被視作授出及接納當日起計三十六個月內不得行使，而於購股權被視作授出及接納當日起計六十個月以後亦不得行使。

2. 截至二零零四年九月三十日止六個月內，並無任何董事行使購股權，亦沒有購股權被註銷。

除上文所披露外，於二零零四年九月三十日，根據本公司依循證券及期貨條例第XV部或上市規則所載有關上市發行人董事進行證券交易之標準守則或英國上市規則第16.13至16.17條之規定而存置的登記冊所載，本公司董事及最高行政人員概無持有本公司或其聯營公司(釋義見證券及期貨條例第XV部)之股份或相關股份之權益及淡倉紀錄。

主要股權　截至二零零四年九月三十日，本公司根據按照證券及期貨條例第336條存置之主要股東登記冊及根據英國上市規則第9.11至9.14條之規定須知會 UK Listing Authority(英國上市監察局)之紀錄所載(除上文所載之董事及最高行政人員外)，就本公司所知，於二零零四年九月三十日，擁有本公司已發行股本3%或以上權益之人士及每位該等人士所持權益之資料如下：

股東姓名	身份	持有股份數目	佔股權之概約百分比
香港中央結算(代理人)有限公司	代名人	107,428,629	47.6%
Trustcorp Limited	所控制法團權益 (附註1及3)	74,101,153	32.8%
Honorex Limited	實益擁有人 (附註1及3)	1,416,325	29.7%
	所控制法團權益 (附註1及3)	65,496,225	
Conquer Rex Limited	實益擁有人 (附註1及3)	65,496,225	29.0%
惠理基金管理公司	投資經理 (附註2及3)	30,536,000	13.5%
謝清海	所控制法團權益 (附註2及3)	30,536,000	13.5%
HSBC Nominees (Hong Kong) Limited	代名人	17,162,980	7.6%
Twin Success Pacific Limited	實益擁有人 (附註1及3)	7,188,603	3.2%

附註：

1. 該等股份由 Honorex Limited(「Honorex」)直接持有1,416,325股、Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及 Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股，Conquer Rex 為Honorex之全資附屬公司。Conquer Rex、Honorex 及 Twin Success 均為酌情信託The Wong Chung Man 1984 Trust 之受託人 Trustcorp Limited 之全資附屬公司，而該酌情信託之受益人為黃子欣先生(「黃先生」)之家族成員。因此，Trustcorp Limited 被視作間接持有總權益74,101,153股及 Honorex亦被視作間接持有65,496,225股。黃先生作為本公司之董事，持有74,101,153股之信託成立人權益已於上文「董事權益」一段中披露。

2. 由於謝清海先生擁有惠理基金管理公司31.82%之權益，因此被視作持有相關股份權益。

3. 上文所載之權益均為長倉。

除上文所披露外，概無任何人士(除本公司董事外)通知本公司持有根據證券及期貨條例第XV部須披露或根據證券及期貨條例第336條存置之主要股東登記冊所載之權益及淡倉或根據英國上市規則第9.11至9.14條須通知 UK Listing Authority(英國上市監察局)之有關權益。

購股權計劃 本公司設有購股權計劃(「二零零一年計劃」)，以對本集團之業務成就有貢獻之合資格參與人士提供獎勵及獎賞。二零零一年計劃之合資格參與人士包括執行董事(但不包括非執行董事)及本公司及／或其任何附屬公司之僱員。二零零一年計劃之詳情載於簡明綜合財務報表附註12。

關連交易 於二零零三年四月十一日及二零零四年五月十四日，本公司宣布已進行一項交易，該等交易已構成根據上市規則及英國上市規則第11章(視情況而定)所指之關連交易，詳載如下：

於二零零三年四月十一日，本公司(作為租客)與 Aldenham Company Limited(「Aldenham」)(作為業主)訂立租約(「該租約」)，租用位於香港寶雲道之物業，租期由二零零三年四月一日起至二零零五年三月三十一日止，為期兩年，每月租金為250,000港元以提供住所予本公司一位董事兼持有本公司41.22%已發行股本之主要股東黃子欣先生(「黃先生」)。於二零零三年四月十一日，當該租約簽訂時，Aldenham 之50%權益為黃先生之配偶擁有，其餘50%權益則間接由一項信托擁有，而黃先生及其家族成員乃該酌情信托之受益人。Aldenham 其後成為該酌情信托間接持有之全資附屬公司，而黃先生之家族成員乃為該信托之受益人。而黃先生現為本公司之董事、最高行政人員及主要股東。

購買、出售或贖回上市股份 截至二零零四年九月三十日止六個月內，本公司概無贖回其任何股份。於回顧期內，本公司或其任何附屬公司概無購買或出售本公司之股份。

審核委員會 審核委員會已聯同管理層檢討本集團採納之會計準則及慣例，並討論內部監控及財務報告事項(包括截至二零零四年九月三十日止未經審核之中期綜合財務報表)。

審核委員會之成員包括錢果豐先生、馮國綸先生及田北辰先生，三位均為本公司之獨立非執行董事。

最佳應用守則 董事們認為本公司於回顧期內，除某些獨立非執行董事無指定任期外，均遵守上市規則附錄十四所載之最佳應用守則。

標準守則 本公司就本中期報告所包括的會計期間已採納了上市規則附錄十及英國上市規則第16章之附錄所載有關董事進行證券交易的標準守則。經向本公司所有董事作出具體查詢後，本公司各董事均確認已遵守標準守則所規定的準則。

董事會

執行董事

黃子欣
主席及集團行政總裁

[illegible]偉權
副主席

獨立非執行董事

[illegible]東豐
[illegible]國綸
[illegible]光康
[illegible]穗中

管理委員會

黃子欣
[illegible]偉權
[illegible]連君
[illegible]漢光
[illegible]華舜

審核委員會

[illegible]東豐
[illegible]國綸
[illegible]光康

酬金委員會

[illegible]國綸
[illegible]光康

公司秘書

[illegible]

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處

香港新界大埔汀角路57號
太平工業中心第1期23樓

主要往來銀行

香港上海滙豐銀行有限公司
恒生銀行有限公司
渣打銀行

核數師

畢馬威會計師事務所
香港執業會計師

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

英國股份過戶登記分處

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU
DX91750
Beckenham West
United Kingdom

香港股份過戶登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

美國存券憑證寄存處

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

VTech Holdings Ltd
偉易達集團
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)

23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300 website: www.vtech.com email: investor_relations@vtech.com
香港新界大埔汀角路57號太平工業中心第1期23樓
電話：(852) 2680 1000 傳真：(852) 2680 1300 網址：www.vtech.com 電郵：investor_relations@vtech.com